Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, Prospectus
Supplement dated June 4, 2020, Prospectus
Supplement dated August 7, 2020, Prospectus
Supplement dated September 9, 2020, Prospectus
Supplement dated November 6, 2020, and Prospectus
Supplement dated December 4, 2020)

February 5, 2021

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement supplements the prospectus supplement dated June 4, 2020 (the “First Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated September 9, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated December 4, 2020 the (“Fifth Prospectus Supplement”), and the accompanying prospectus thereto dated June 1, 2020 (the “Base Prospectus,” and, together with the First Prospectus Supplement, Second Prospectus Supplement, Third Prospectus Supplement, Fourth Prospectus Supplement, Fifth Prospectus Supplement, and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and under the “Supplementary Risk Factors” sections beginning respectively on page 5 of this prospectus supplement, page 5 of the Second Prospectus Supplement, and page 5 of the Fourth Prospectus Supplement, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to February 3, 2021, we sold a total of 11,788,470 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $55.8 million and net proceeds were approximately $54.8 million, after deducting the sales agent’s commissions and offering expenses.

JANUARY 2021 FINANCIAL UPDATE

On February 4, 2021, we announced the following net asset value (“NAV”) estimate as of January 31, 2021.

•	Management’s unaudited estimate of the range of the NAV per share of our common stock as of January 31, 2021 is between $5.84 and $5.94. This estimate is not a comprehensive statement of our financial condition or results for the month ended January 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending March 31, 2021 may differ materially from this estimate, which is given only as of January 31, 2021.

•	As of January 31, 2021, the Company had approximately 92.9 million shares of common stock issued and outstanding.

We believe that the COVID-19 pandemic represents an extraordinary circumstance that materially impacts the fair value of and prospective cash flows from the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after January 31, 2021 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further impacted by the effects of the COVID-19 pandemic, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

THIRD QUARTER FINANCIAL HIGHLIGHTS AND RESULTS

On February 1, 2021, we announced the following financial results and related information:

•	On January 29, 2021, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
April 30, 2021	April 16, 2021	April 30, 2021	$0.0675
May 31, 2021	May 14, 2021	May 28, 2021	$0.0675
June 30, 2021	June 16, 2021	June 30, 2021	$0.0675

•	Net asset value (“NAV”) per share as of December 31, 2020 stood at $5.44, compared with a NAV per share on September 30, 2020 of $3.88.

•	Net investment income (“NII”), calculated in accordance with generally accepted accounting principles (“GAAP”), was approximately $18.9 million, or $0.21 per share, for the quarter ended December 31, 2020.

•	Our core net investment income (“Core NII”) was approximately $33.5 million, or $0.37 per share, for the quarter ended December 31, 2020.

o	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may materially differ from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

•	Total investment income for the third fiscal quarter amounted to approximately $31.4 million, which represented an increase of approximately $1.3 million from the quarter ended September 30, 2020.

o	For the quarter ended December 31, 2020 we recorded investment income from our portfolio as follows:

▪	$29.2 million from our CLO equity investments, and

▪	$2.2 million from our CLO debt investments and other income.

•	Our total expenses for the quarter ended December 31, 2020 were approximately $12.5 million, compared with total expenses of approximately $11.9 million for the quarter ended September 30, 2020.

•	As of December 31, 2020, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 10.5%, compared with 11.0% as of September 30, 2020.

o	The weighted average effective yield of our CLO equity investments at current cost was 14.5%, compared with 14.5% as of September 30, 2020.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 22.2%, compared with 14.9% as of September 30, 2020.

•	For the quarter ended December 31, 2020 we recorded a net increase in net assets resulting from operations of approximately $156.5 million, or $1.75 per share, comprised of:

o	Net investment income of approximately $18.9 million;

o	Net realized losses of approximately $6.5 million; and

o	Net unrealized appreciation of approximately $144.1 million.

•	During the quarter ended December 31, 2020 we made additional CLO investments of approximately $133.0 million, and received approximately $83.5 million from sales and repayments of our CLO investments.

•	For the quarter ended December 31, 2020, we issued a total of approximately 4.5 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $23.6 million. As of December 31, 2020, we had approximately 92.8 million shares of common stock outstanding.

On January 29, 2021, our Board of Directors declared the required monthly dividends on our Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares (each, a “Share”) as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
Series 2023	$0.15625000	March 17, 2021, April 16, 2021, May 14, 2021	March 31, 2021, April 30, 2021, May 28, 2021
Series 2024	$0.14062500	March 17, 2021, April 16, 2021, May 14, 2021	March 31, 2021, April 30, 2021, May 28, 2021
Series 2027	$0.13020833	March 17, 2021, April 16, 2021, May 14, 2021	March 31, 2020, April 30, 2021, May 28, 2021

In accordance with their terms, each of the Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares will pay a monthly dividend at a fixed rate of 7.50%, 6.75% and 6.25%, respectively, of the $25.00 per share liquidation preference, or $1.875, $1.6875 and $1.5625 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 7.50%, 6.75% and 6.25% per year, respectively, for each of the Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. OXLC’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of OXLC’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation is adjusted to the cost. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company (“RIC”) for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended December 31, 2020:

	Three Months Ended December 31, 2020
	Amount	Per Share Amount
GAAP Net investment income	$18,893,642	$0.21
CLO equity adjustments	$14,618,817	$0.16
Core Net investment income	$33,512,459	$0.37

SUPPLEMENTARY RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Second Prospectus Supplement, the Fourth Prospectus Supplement, and the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below and elsewhere in the Prospectus are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Second Prospectus Supplement, the Fourth Prospectus Supplement, and the Base Prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

We are currently operating in a period of capital markets disruption and economic uncertainty.

The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019. The global impact of the outbreak continues to evolve, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses have also implemented similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, have created significant disruption in supply chains and economic activity. While several countries, as well as certain states in the United States, have begun to lift public health restrictions with the view to reopening their economies, recurring COVID-19 outbreaks have led to the re-introduction of such restrictions in certain states in the United States and globally and could continue to lead to the re-introduction of such restrictions elsewhere.

Although the Federal Food and Drug Administration has authorized vaccines for emergency use starting in December 2020, it remains unclear how quickly the vaccines will be distributed nationwide and globally, when “herd immunity” will be achieved in the United States and globally, and when the restrictions that were imposed to slow the spread of the virus will be lifted entirely. The delay in distributing the vaccines could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time.

Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may continue to experience a recession, and we anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States and other major markets. Additionally, as of late December 2020, travelers from the United States are not allowed to visit Canada, Australia or the majority of countries in Europe, Asia, Africa and South America. These continued travel restrictions may prolong the global economic downturn.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally.

In June 2016, the United Kingdom (the “UK”) held a referendum in which voters approved an exit from the European Union, or “Brexit,” and, accordingly, on February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. The initial negotiations on Brexit commenced in June 2017. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. On January 31, 2020, the UK ended its membership in the European Union. Under the terms of the withdrawal agreement negotiated and agreed between the UK and the European Union, the UK’s departure from the European Union was followed by a transition period (the “Transition Period”), which ran until December 31, 2020 and during which the UK continued to apply European Union law and was treated for all material purposes as if it were still a member of the European Union.

On December 24, 2020, the European Union and UK governments signed a trade deal that became provisionally effective on January 1, 2021 and that now governs the relationship between the UK and European Union (the “Trade Agreement”). The Trade Agreement implements significant regulation around trade, transport of goods and travel restrictions between the UK and the European Union. Notwithstanding the foregoing, the longer term economic, legal, political and social implications of Brexit are unclear at this stage and are likely to continue to lead to ongoing political and economic uncertainty and periods of increased volatility in both the UK and in wider European markets for some time. In particular, Brexit could lead to calls for similar referendums in other European jurisdictions, which could cause increased economic volatility in the European and global markets. This mid- to long-term uncertainty could have adverse effects on the economy generally and on our ability to earn attractive returns. In particular, currency volatility could mean that our returns are adversely affected by market movements. Potential decline in the value of the British Pound and/or the Euro against other currencies, along with the potential further downgrading of the UK’s sovereign credit rating, could also have an impact on the performance of certain investments made in the UK or Europe. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries.

In addition, the fiscal policy of foreign nations, such as Russia and China, may have a severe impact on the worldwide and U.S. financial markets.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

As a result of the United States presidential election, which occurred on November 3, 2020, the Democratic Party controls the executive branch of government. The Democratic Party also currently controls both the Senate and House of Representatives portions of the legislative branch of government. Changes in federal policy, including tax policies, and at regulatory agencies that occur over time through policy and personnel changes following elections, could lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

We and our investments are subject to interest rate risk.

Since we may incur leverage to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds.

Since the economic downturn that began in 2007, interest rates have generally remained low and are currently at historic lows due to the U.S. Federal Reserve’s recent lowering of certain interest rates as part of its efforts to ease the economic effects of the COVID-19 pandemic. Because longer term inflationary pressure may result from the U.S. government’s fiscal policies and other challenges, because of the relatively low interest rate environment in which we now operate, interest rates could continue to rise, rather than fall, in the future. In a rising interest rate environment, any leverage that we incur may bear a higher interest rate than may currently be available to us. There may not, however, be a corresponding increase in our investment income. Any reduction in the rate of return on new investments relative to the rate of return on our current investments, and any reduction in the rate of return on our current investments, could adversely impact our net investment income, reducing our ability to service the interest obligations on, and to repay the principal of, our indebtedness, as well as our capacity to pay distributions to our stockholders.

The fair value of certain of our investments may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, our investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect our cash flow, fair value of our assets and operating results. In the event that our interest expense were to increase relative to income, or sufficient financing became unavailable, our return on investments and cash available for distribution to stockholders or to make other payments on our securities would be reduced. In addition, future investments in different types of instruments may carry a greater exposure to interest rate risk.

LIBOR Floor Risk. Because CLOs generally issue debt on a floating rate basis, an increase in LIBOR will increase the financing costs of CLOs. Many of the senior secured loans held by these CLOs have LIBOR floors such that, when LIBOR is below the stated LIBOR floor, the stated LIBOR floor (rather than LIBOR itself) is used to determine the interest payable under the loans. Therefore, if LIBOR increases but stays below the average LIBOR floor rate of the senior secured loans held by a CLO, there would not be a corresponding increase in the investment income of such CLOs. The combination of increased financing costs without a corresponding increase in investment income in such a scenario would result in smaller distributions to equity holders of a CLO.

LIBOR Risk. The CLOs in which we invest typically obtain financing at a floating rate based on LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association, or the “BBA,” in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing. There can be no assurance that additional manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. Any such actions or other effects from the ongoing investigations could adversely affect the liquidity and value of our investments. Additionally, such actions and effects could make it more difficult for CLO issuers to satisfy certain conditions set forth in a CLO’s offering documents.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which currently regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear at this time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. If LIBOR ceases to exist, we may need to renegotiate the credit agreements extending beyond 2021 with our portfolio companies that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large US financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities.

On November 30, 2020, Intercontinental Exchange, Inc. (ICE) announced that the ICE Benchmark Administration Limited (IBA), a wholly-owned subsidiary of ICE and the administrator of LIBOR, will consider extending the LIBOR transition deadline to June 30, 2023. The announcement was supported by the FCA and the U.S. Federal Reserve. Despite the announcement, regulators continue to emphasize the importance of LIBOR transition planning.

Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLO investment manager to implement a market replacement rate (like those proposed by the ARRC of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLO investment managers will undertake the suggested amendments when able. Because we believe that CLO managers and other CLO market participants have been preparing for an eventual transition away from LIBOR, we do not anticipate such a transition to have a material impact on the liquidity or value of any of our LIBOR-referenced CLO investments. However, because the future of LIBOR at this time is uncertain and the specific effects of a transition away from LIBOR cannot be determined with certainty as of the date of this Prospectus, a transition away from LIBOR could:

•	adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked CLO investments;

•	require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of existing documentation to modify the terms of outstanding investments;

•	result in inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;

•	result in disputes, litigation or other actions with CLO investment managers, regarding the interpretation and enforceability of provisions in our LIBOR-based CLO investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;

•	require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and

•	cause us to incur additional costs in relation to any of the above factors.

In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLO would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on our net investment income and portfolio returns.

LIBOR Mismatch. Many underlying corporate borrowers can elect to pay interest based on 1-month LIBOR, 3-month LIBOR and/or other rates in respect of the loans held by CLOs in which we are invested, in each case plus an applicable spread, whereas CLOs generally pay interest to holders of the CLO’s debt tranches based on 3-month LIBOR plus a spread. The 3-month LIBOR currently exceeds the 1-month LIBOR by a historically high amount, which may result in many underlying corporate borrowers electing to pay interest based on 1-month LIBOR. This mismatch in the rate at which CLOs earn interest and the rate at which they pay interest on their debt tranches negatively impacts the cash flows on a CLO’s equity tranche, which may in turn adversely affect our cash flows and results of operations. Unless spreads are adjusted to account for such increases, these negative impacts may worsen as the amount by which the 3-month LIBOR exceeds the 1-month LIBOR increases.

Low Interest Rate Environment. As of the date of this prospectus, interest rates in the United States are at historic lows due to the U.S. Federal Reserve’s recent lowering of certain interest rates as part of its efforts to ease the economic effects of the COVID-19 pandemic. With the historically low interest rates, there is a risk that interest rates will rise once the COVID-19 pandemic abates.

The senior secured loans underlying the CLOs in which we invest typically have floating interest rates. A rising interest rate environment may increase loan defaults, resulting in losses for the CLOs in which we invest. In addition, increasing interest rates may lead to higher prepayment rates, as corporate borrowers look to avoid escalating interest payments or refinance floating rate loans. Further, a general rise in interest rates will increase the financing costs of the CLOs. However, since many of the senior secured loans within CLOs have LIBOR floors, if LIBOR is below the average LIBOR floor, there may not be corresponding increases in investment income resulting in smaller distributions to equity investors in these CLOs.

Our investments in CLO vehicles are riskier and less transparent to us and our stockholders than direct investments in the underlying Senior Loans.

We have invested principally in equity and junior debt tranches issued by CLO vehicles. Generally, there may be less information available to us regarding the underlying debt investments held by such CLO vehicles than if we had invested directly in the debt of the underlying companies. As a result, our stockholders may not know the details of the underlying securities of the CLO vehicles in which we will invest. Our CLO investments will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLO vehicles. Additionally, CLOs in which we invest are often governed by a complex series of legal documents and contracts. As a result, the risk of dispute over interpretation or enforceability of the documentation may be higher relative to other types of investments. For example, some documents governing the loans underlying our CLO investments may allow for “priming transactions,” in connection with which majority lenders or debtors can amend loan documents to the detriment of other lenders, amend loan documents in order to move collateral, or amend documents in order to facilitate capital outflow to other parties/subsidiaries in a capital structure, any of which may adversely affect the rights and security priority of the CLOs in which we are invested.

The accounting and tax implications of such investments are complicated. In particular, reported earnings from the equity tranche investments of these CLO vehicles are recorded under GAAP based upon an effective yield calculation. Current taxable earnings on these investments, however, will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within the Company’s fiscal year, even though the investments are generating cash flow. In general, the tax treatment of these investments may result in higher distributable earnings in the early years and a capital loss at maturity, while for reporting purposes the totality of cash flows are reflected in a constant yield to maturity.

Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which we may invest. Although a secondary market may exist for our investments in CLO vehicles, the market for our investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Debt Investments
Structured Finance - Debt Investments(3)(6)
Allegro CLO II-S, Ltd.
CLO secured notes - Class E, 8.03% (LIBOR + 7.82%, due October 21, 2028)	06/24/2020	$2,000,000	$1,291,955	$1,629,200

BlueMountain CLO 2018-1 Ltd.
CLO secured notes - Class F, 8.42% (LIBOR + 8.21%, due July 30, 2030)	11/18/2019	8,500,000	5,909,204	6,672,500

Cathedral Lake II, Ltd.
CLO secured notes - Class E1R(11), 7.49% (LIBOR + 7.25%, due July 16, 2029)	11/19/2019	4,500,000	3,828,303	4,046,400

CIFC Funding 2014, Ltd.
CLO secured notes - Class FR2, 8.12% (LIBOR + 7.90%, due January 18, 2031)	11/18/2019	4,000,000	3,073,076	3,221,200

Elevation CLO 2020-11, Ltd.
CLO secured notes - Class E(11), 7.76% (LIBOR + 7.52%, due April 15, 2033)	02/21/2020	6,181,818	5,832,475	6,089,091

Longfellow Place CLO, Ltd.
CLO secured notes - Class FRR, 8.74% (LIBOR + 8.50%, due April 15, 2029)	03/26/2019	833,047	708,892	312,393

Mountain Hawk II CLO, Ltd.
CLO secured notes - Class E, 5.02% (LIBOR + 4.80%, due July 22, 2024)	03/08/2017	9,000,000	8,097,833	4,489,200

OZLM VII, Ltd.
CLO secured notes - Class DR, 6.33% (LIBOR + 6.11%, due July 17, 2029)	06/18/2020	1,785,151	1,188,351	1,464,895

OZLM XIII, Ltd.
CLO secured notes - Class D, 5.66% (LIBOR + 5.45%, due July 30, 2027)	04/15/2019	9,500,000	8,934,676	8,455,000
CLO secured notes - Class E, 6.71% (LIBOR + 6.50%, due July 30, 2027)	09/26/2019	2,000,000	1,560,178	1,404,400

OZLM XXII, Ltd.
CLO secured notes - Class E, 7.61% (LIBOR + 7.39%, due January 17, 2031)	01/31/2018	2,670,000	2,597,255	2,078,862

Saranac CLO VIII Ltd.
CLO secured notes - Class E, 8.34% (LIBOR + 8.12%, due February 20, 2033)	02/05/2020	4,000,000	3,738,245	3,801,600

Shackleton 2017-X CLO, Ltd.
CLO secured notes - Class E, 6.43% (LIBOR + 6.22%, due April 20, 2029)	11/07/2019	3,000,000	2,693,169	2,550,300

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Debt Investments - (continued)
Structured Finance - Debt Investments(3)(6) (continued)
Thacher Park CLO, Ltd.
CLO secured notes - Class E1(11), 5.17% (LIBOR + 4.95%, due October 20, 2026)	08/18/2020	$1,080,000	$960,651	$1,035,720

Venture XV, Ltd.
CLO secured notes - Class ER2(11), 7.43% (LIBOR + 7.19%, due July 15, 2032)	07/03/2019	2,250,000	2,090,316	1,737,900

Total Structured Finance - Debt Investments			$52,504,579	$48,988,661	9.70%
Total Collateralized Loan Obligation - Debt Investments			$52,504,579	$48,988,661	9.70%

Collateralized Loan Obligation - Equity Investments
Structured Finance - Equity Investments
Allegro CLO II-S, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 17.19%, maturity October 21, 2028)	02/06/2020	$20,800,000	$8,581,738	$7,280,000

ALM XVII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 7.49%, maturity January 15, 2028)	03/04/2019	6,500,000	3,340,697	2,325,279

AMMC CLO XI, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 17.49%, maturity April 30, 2031)	05/15/2018	1,200,000	546,882	582,000

Anchorage Capital CLO 1-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 29.88%, maturity April 13, 2031)	08/13/2020	10,000,000	6,016,889	7,225,087

Anchorage Capital CLO 4-R, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 15.84%, maturity January 28, 2031)	05/20/2019	6,000,000	4,621,155	4,200,000

Anchorage Capital CLO 5-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 21.55%, maturity January 15, 2030)	07/16/2019	26,586,000	19,217,150	18,148,217

Anchorage Capital CLO 7, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 32.42%, maturity October 15, 2027)	06/02/2020	12,750,000	5,904,552	7,873,125

Anchorage Capital CLO 8, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 9.94%, maturity July 28, 2028)	03/18/2019	6,000,000	4,409,630	3,540,000

Anchorage Capital CLO 13, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 27.77%, maturity April 15, 2032)	08/24/2020	10,000,000	6,525,275	7,159,220

Anchorage Capital CLO 17, Ltd.
CLO subordinated notes(5)(7)(17), (Estimated yield 13.04%, maturity November 19, 2022)	11/20/2020	10,250,000	10,250,000	10,250,000

Apex Credit CLO 2015-II, Ltd. (fka: JFIN CLO 2015-II Ltd.)
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 17, 2026)	11/22/2016	5,750,000	4,410,393	1,682,990

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Apex Credit CLO 2018 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 18.20%, maturity April 25, 2031)	03/14/2018	$11,750,000	$7,458,841	$6,527,256

Apex Credit CLO 2019 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 21.28%, maturity April 18, 2032)	05/13/2019	16,000,000	12,430,546	10,692,478

Apex Credit CLO 2019-II Ltd.
CLO subordinated notes(5)(7), (Estimated yield 28.40%, maturity October 25, 2032)	10/27/2020	4,500,000	2,598,491	3,002,148

Arch Street CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity October 20, 2028)	03/20/2019	5,250,000	2,773,087	945,000

Ares XXVII CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 14.13%, maturity July 28, 2029)	03/06/2019	17,000,000	8,413,212	6,191,917

Ares XXXVII CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 27.87%, maturity October 15, 2030)	02/12/2019	25,000,000	16,360,877	15,679,442

Ares XL CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 20.15%, maturity January 15, 2029)	11/30/2017	37,433,000	18,960,779	16,510,702

Ares LVIII CLO Ltd.
CLO subordinated notes(5)(7)(9), (Estimated yield 19.44%, maturity January 15, 2033)	11/20/2020	24,000,000	16,382,111	16,023,600

Atrium XV
CLO subordinated notes(5)(7)(11), (Estimated yield 17.29%, maturity January 23, 2031)	09/17/2019	21,000,000	14,896,059	14,700,000

Battalion CLO VI Ltd.
CLO subordinated notes(5)(7)(10), (Estimated yield 0.00%, maturity October 17, 2026)	01/24/2018	5,000,000	400,486	55,000

Battalion CLO VII Ltd.
CLO subordinated notes(5)(7), (Estimated yield 5.71%, maturity July 17, 2028)	07/03/2018	26,900,000	14,640,323	9,684,000

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Benefit Street Partners CLO V Ltd.
CLO preference shares(5)(7)(10), (Estimated yield 0.00%, maturity October 20, 2026)	07/27/2015	$11,500,000	$664,781	$276,000

Bighorn I, Ltd.
CLO subordinated notes(5)(7)(17), (Estimated yield 11.94%, maturity December 08, 2022)	12/08/2020	8,000,000	8,000,000	8,000,000

BlueMountain Fuji US CLO II Ltd.
CLO subordinated notes(5)(7), (Estimated yield 26.05%, maturity October 20, 2030)	02/13/2020	25,928,606	14,805,395	14,520,019

BlueMountain CLO 2015-4 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 54.89%, maturity April 20, 2030)	07/22/2020	5,824,700	2,444,930	3,436,573

BlueMountain CLO 2016-3 Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 33.56%, maturity November 15, 2030)	08/18/2020	5,547,500	2,830,537	3,335,434

BlueMountain CLO 2018-1 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 18.61%, maturity July 30, 2030)	01/14/2020	13,000,000	7,307,979	5,980,000

BlueMountain CLO 2018-3 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 43.33%, maturity October 25, 2030)	06/11/2020	19,325,000	8,977,197	10,822,000

B&M CLO 2014-1 LTD
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity April 16, 2026)	10/30/2014	22,000,000	1,872,796	2,200

Carlyle Global Market Strategies CLO 2013-2, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 8.41%, maturity January 18, 2029)	03/19/2013	16,098,067	8,923,941	5,033,794

Carlyle Global Market Strategies CLO 2014-5, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 12.02%, maturity July 15, 2031)	03/27/2019	7,134,333	3,878,732	2,782,390

Carlye US CLO 2020-2, Ltd.
CLO subordinated notes(5)(7)(9)(11), (Estimated yield 20.47%, maturity October 25, 2031)	10/21/2020	17,225,000	11,551,670	11,454,625

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Cathedral Lake CLO 2013, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 6.40%, maturity October 15, 2029)	05/31/2018	$6,350,000	$2,549,633	$1,460,500

Cathedral Lake II, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 12.09%, maturity July 16, 2029)	05/31/2018	14,862,200	8,663,444	4,310,038

Cedar Funding XI CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 21.37%, maturity May 29, 2032)	10/27/2020	11,250,000	5,775,253	6,412,500

CIFC Funding 2013-III-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 11.12%, maturity April 24, 2031)	03/19/2019	4,900,000	2,386,875	2,107,000

CIFC Funding 2014-III, Ltd.
CLO income notes(5)(7)(11), (Estimated yield 12.78%, maturity October 22, 2031)	03/06/2018	18,225,000	9,792,277	7,472,250

Dryden 33 Senior Loan Fund
CLO subordinated notes(5)(7)(11), (Estimated yield 37.08%, maturity April 15, 2029)	11/18/2020	9,600,000	4,121,984	4,872,000

East West Investment Management CLO 2019-1, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 21.16%, maturity January 20, 2033)	11/20/2019	13,970,000	12,272,727	12,153,900

Elevation CLO 2015-4, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 7.58%, maturity April 18, 2027)	09/05/2019	19,350,000	6,987,896	5,611,500

Elevation CLO 2020-11, Ltd.
CLO subordinated notes(4)(5)(7)(11), (Estimated yield 24.40%, maturity April 15, 2033)	02/21/2020	24,000,000	21,407,446	22,080,000

Highbridge Loan Management 3-2014, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 33.29%, maturity July 18, 2029)	06/19/2020	3,000,000	972,217	990,000

ICG US CLO 2016-1, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 12.50%, maturity July 29, 2028)	02/01/2018	12,250,000	7,083,515	5,540,920

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Jamestown CLO IV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 15, 2026)	11/16/2017	$9,500,000	$2,446,315	$285,000

KVK CLO 2013-1, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 45.30%, maturity January 14, 2028)	09/22/2020	1,450,000	277,807	348,000

Longfellow Place CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity April 15, 2029)	01/11/2018	19,640,000	7,192,061	1,178,400

Madison Park Funding XIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 24.66%, maturity April 19, 2030)	09/17/2019	20,000,000	10,161,015	10,200,000

Madison Park Funding XV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 31.50%, maturity January 27, 2026)	03/07/2019	34,300,000	11,624,193	12,348,000

Madison Park Funding XXXVIII, Ltd.
CLO subordinated notes(5)(7)(11)(17), (Estimated yield 13.12%, maturity July 09, 2022)	10/05/2020	15,000,000	15,000,000	15,000,000

Madison Park Funding XX, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 28.29%, maturity July 27, 2030)	07/30/2020	3,500,000	1,936,531	2,380,000

Madison Park Funding XXIV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 11.68%, maturity October 20, 2029)	03/28/2019	3,568,750	2,374,838	1,891,438

Madison Park Funding XXIX, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 16.82%, maturity October 18, 2047)	09/28/2018	3,930,000	7,465,857	3,112,560

Madison Park Funding XXX, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 16.92%, maturity April 15, 2047)	02/23/2018	17,550,000	13,775,261	11,237,176

Madison Park Funding XXXII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 20.43%, maturity January 22, 2048)	10/08/2019	12,250,000	8,761,809	8,575,000

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Madison Park Fund XLI, Ltd. (fka: Atrium XII CLO)
CLO subordinated notes(5)(7), (Estimated yield 18.90%, maturity April 22, 2027)	10/08/2015	$34,762,500	$18,482,791	$16,686,000

Marble Point CLO XI Ltd.
CLO income notes(5)(7), (Estimated yield 3.05%, maturity December 18, 2047)	05/07/2019	8,500,000	5,273,211	3,995,000

Midocean Credit CLO III
CLO income notes(5)(7), (Estimated yield 0.00%, maturity April 21, 2031)	04/24/2019	16,650,000	7,356,303	1,665,000

Midocean Credit CLO VI
CLO income notes(5)(7), (Estimated yield 0.00%, maturity January 20, 2029)	11/08/2016	29,700,000	23,598,150	13,365,000

Mountain Hawk II CLO, Ltd.
CLO secured notes(5)(7), (Estimated yield 0.00%, maturity July 20, 2024)	11/15/2013	25,670,000	3,290,979	2,567

Mountain View CLO 2014-1 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 15, 2026)	08/08/2018	15,000,000	2,506,803	1,500

Mountain View CLO 2017-2 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 40.16%, maturity January 16, 2031)	07/27/2020	5,000,000	2,311,882	2,750,000

Nassau 2017-II Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 15, 2030)	09/17/2019	24,400,000	14,803,260	8,052,000

NorthWoods Capital XIV-B, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 30.53%, maturity November 13, 2031)	12/18/2019	4,250,000	2,588,702	2,550,000

Ocean Trails CLO VI
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 15, 2028)	10/30/2018	4,000,000	3,150,808	1,782,487

Ocean Trails CLO VII
CLO subordinated notes(5)(7)(11), (Estimated yield 36.28%, maturity April 17, 2030)	10/21/2020	5,000,000	1,966,492	2,450,000

Octagon Investment Partners XXII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 22.81%, maturity November 25, 2025)	06/07/2018	13,000,000	6,835,247	6,500,000

Octagon Investment Partners 29, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 23.85%, maturity January 24, 2033)	08/24/2020	7,300,000	4,999,379	5,621,000

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Octagon Investment Partners 40, Ltd.
CLO subordinated notes(4)(5)(7), (Estimated yield 15.59%, maturity April 20, 2031)	02/14/2019	$36,000,000	$30,801,887	28,800,000

OFSI Fund VII, Ltd.
CLO subordinated notes(5)(7)(10), (Estimated yield 0.00%, maturity October 18, 2026)	08/05/2014	28,840,000	14,246,789	2,826,320

OFSI BSL VIII, Ltd.
CLO preferred shares(5)(7), (Estimated yield 1.11%, maturity August 16, 2029)	04/26/2019	8,500,000	5,703,969	3,400,000

OFSI BSL IX, Ltd.
CLO preferred shares(5)(7)(11), (Estimated yield 11.29%, maturity July 31, 2118)	06/21/2018	11,480,000	9,676,160	6,888,000

OHA Loan Funding 2012-1, Ltd.
CLO subordinated notes(5)(7)(10), (Estimated yield 0.00%, maturity January 23, 2025)	04/03/2019	7,400,000	24,417	495,800

OZLM Funding III, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 22, 2029)	08/24/2018	12,000,000	7,279,331	3,480,000

OZLM VII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 27.78%, maturity July 17, 2029)	01/29/2020	21,891,673	5,257,117	1,751,334

OZLM VIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity October 17, 2029)	01/18/2019	10,000,000	3,470,367	1,700,000

OZLM XIII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 30, 2027)	03/19/2018	23,000,000	10,685,004	3,220,000

OZLM XIV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 8.20%, maturity January 15, 2029)	12/07/2015	36,920,000	20,641,836	12,455,414

OZLM XVIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 69.65%, maturity April 15, 2031)	06/10/2020	3,500,000	1,352,513	1,834,096

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Park Avenue Institutional Advisers CLO Ltd 2018-1
CLO subordinated notes(5)(7), (Estimated yield 12.77%, maturity October 20, 2031)	10/11/2019	$6,000,000	$4,521,865	$3,900,000

PPM CLO 2 Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 19.39%, maturity April 16, 2032)	12/22/2020	12,000,000	6,674,274	7,440,000

Rockford Tower CLO 2019-2, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 22.66%, maturity August 20, 2032)	09/11/2020	5,000,000	3,340,725	3,650,000

Seneca Park CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 17, 2026)	04/23/2019	6,000,000	770,666	180,000

Shackleton 2013-IV-R CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 26.87%, maturity April 13, 2031)	08/14/2018	24,500,000	11,308,110	10,706,619

Shackleton 2014-V-R CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 26.94%, maturity May 07, 2031)	09/17/2019	22,000,000	12,146,743	12,650,000

Sound Point CLO II, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 28.18%, maturity January 26, 2031)	06/16/2020	2,750,000	812,679	935,000

Sound Point CLO VI-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 8.64%, maturity October 20, 2031)	05/01/2018	24,656,983	9,189,371	5,917,676

Sound Point CLO XXII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 13.89%, maturity January 20, 2032)	09/19/2019	4,880,000	3,318,026	2,440,000

Telos CLO 2013-3, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 17, 2026)	01/25/2013	14,332,210	6,296,614	143,322

Telos CLO 2013-4, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity January 17, 2030)	07/11/2013	14,350,000	6,773,066	2,522,203

Telos CLO 2014-6, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 17, 2027)	11/08/2017	21,400,000	9,166,640	214,000

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Thacher Park CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 2.76%, maturity October 20, 2026)	04/23/2019	$4,500,000	$1,199,621	$1,035,000

THL Credit Wind River 2015-1 CLO Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 15.40%, maturity October 20, 2030)	06/12/2019	1,300,000	790,664	760,500

THL Credit Wind River 2017-1 CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity April 18, 2029)	02/02/2017	12,000,000	8,477,908	6,000,000

THL Credit Wind River 2017-4 CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 18.68%, maturity November 20, 2030)	10/30/2018	7,000,000	5,835,382	5,320,000

Tralee CLO II, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 20, 2029)	06/06/2018	6,300,000	2,151,851	378,000

Tralee CLO IV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 20, 2030)	12/21/2017	13,270,000	10,075,345	4,909,900

Trinitas CLO VII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 24.43%, maturity January 25, 2031)	09/18/2019	3,000,000	1,618,759	1,470,000

Trinitas CLO VIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 22.79%, maturity July 20, 2117)	03/12/2019	8,050,000	5,595,241	4,991,000

Venture XV CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 15, 2032)	01/31/2018	9,450,126	5,543,172	1,701,023

Venture XVII CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity April 15, 2027)	01/09/2017	17,000,000	9,639,081	1,558,146

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OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Venture XX CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 1.28%, maturity April 15, 2027)	07/27/2018	$7,200,000	$2,486,811	$360,000

Venture 40 CLO, Limited
CLO subordinated notes(5)(7)(9)(11), (Estimated yield 0.00%, maturity November 24, 2031)	10/16/2020	17,580,000	14,273,922	15,822,000

Venture XXI CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 15, 2027)	08/16/2017	30,000,000	16,329,149	2,400,000

Venture XXV CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 53.41%, maturity April 20, 2029)	09/25/2020	12,500,000	3,393,467	5,000,000

Venture 32 CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 10.44%, maturity July 18, 2031)	02/20/2019	3,500,000	2,929,452	2,100,000

Venture 37 CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 13.02%, maturity July 15, 2032)	05/28/2019	7,000,000	5,773,095	4,550,000

Vibrant CLO III, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 29.48%, maturity October 20, 2031)	02/05/2019	26,250,000	10,203,404	10,500,000

Vibrant CLO VIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 27.94%, maturity January 20, 2031)	11/30/2020	5,000,000	2,618,873	2,575,000

Wellfleet 2016-2 CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 20, 2028)	09/28/2016	10,000,000	7,600,767	4,300,000

Wellfleet CLO X, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 23.99%, maturity April 20, 2032)	12/03/2020	7,310,000	4,897,929	4,824,600

West CLO 2014-1, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 18, 2026)	11/16/2018	$20,250,000	$8,167,048	$4,252,500

Zais CLO 8, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity April 15, 2029)	02/23/2018	3,000,000	2,117,862	660,000

Zais CLO 9, Limited
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 20, 2031)	06/19/2018	10,700,000	8,788,288	3,531,000

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS - (continued)

DECEMBER 31, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE(15)	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Other CLO equity related investments
CLO other(8)	Various(16)		896,476	1,997,078
Total Structured Finance - Equity Investments			$845,451,828	$649,452,763	128.56%
Total Collateralized Loan Obligation - Equity Investments			$845,451,828	$649,452,763	128.56%

Total Investments			$897,956,407	$698,441,424	138.26%

Cash Equivalents

First American Government Obligations Fund(12)			$22,198,947	$22,198,947

Total Cash Equivalents			$22,198,947	$22,198,947	4.39%

Total Investments and Cash Equivalents			$920,155,354	$720,640,371	142.65%

(1)	We do not "control" and are not an "affiliate" of any of our portfolio companies, each as defined in the Investment Company Act of 1940, as amended (the "1940 Act").

In general, under the 1940 Act, we would be presumed to "control" a portfolio company if we owned more than 25% of its voting securities and would be an "affiliate" of a portfolio company if we owned 5% or more of its voting securities.

(2)	Fair value is determined in good faith by the Board of Directors of the Fund.
(3)	Cost value reflects accretion of original issue discount or market discount.
(4)	Investment represents greater than 5% of net assets.
(5)	Cost value reflects accretion of effective yield less any cash distributions received or entitled to be received from CLO equity investments.
(6)	The CLO secured notes generally bear interest at a rate determined by reference to three-month LIBOR which resets quarterly. For each CLO debt investment, the rate provided is as of December 31, 2020.
(7)	The CLO subordinated notes, preferred shares and income notes are considered equity positions in the CLO funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(8)	Fair value represents discounted cash flows associated with fees earned from CLO equity investments.
(9)	Investment has not made inaugural distribution for relevant period end. Please refer to "Note 2. Summary of Significant Accounting Policies - Investment Income" in Oxford Lane Capital Corp.’s (“OXLC”) most recently filed Form N-CSR for the six months ended September 30, 2020.
(10)	The CLO equity investment was optionally redeemed. Please refer to "Note 2. Summary of Significant Accounting Policies - Securities Transactions" in OXLC's most recently filed Form N-CSR for the six months ended September 30, 2020.
(11)	The CLO equity is co-invested with the Fund’s affiliates. Please refer to “Note 4. Related Party Transactions” in OXLC's most recently filed Form N-CSR for the six months ended September 30, 2020.
(12)	Represents cash equivalents held in a money market account as of December 31, 2020.
(13)	The fair value of the investment was determined using significant unobservable inputs. Please refer to "Note 3. Fair Value" in OXLC's most recently filed Form N-CSR for the six months ended September 30, 2020.
(14)	The Fund generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Unless otherwise noted, all of the Fund's investments are deemed to be “restricted securities” under the Securities Act.
(15)	Acquisition date represents the initial date of purchase.
(16)	Acquisition date includes multiple investments purchased from August 2014 through December 2020.
(17)	The subordinated shares represent an investment in a warehouse facility, which is a financing structure intended to aggregate loans that may be used to form the basis of a CLO vehicle.